Exhibit 99.7

NICE to Recognize This Year’s Customer Excellence Award Winners at
Interactions 2013, its Annual Global Customer Conference

Awards presentation will mark recipients’ exceptional achievements in customer experience, business performance, security, and innovative solution implementation

Ra’anana, Israel, April 25, 2013 – NICE Systems (NASDAQ: NICE) today announced the winners of the 2013 NICE Customer Excellence Awards, recognizing outstanding achievements across the following categories: business impact, customer experience, implementation, security, and overall portfolio. The awards will be presented at Interactions 2013, NICE’s annual global customer conference.

The four-day conference concludes today, April 25, in Orlando, Florida, where over 2,000 customers, partners and industry leaders are gathered for information sharing and networking. The event features more than 150 informative sessions, and the Customer Excellence Award winners are among more than 75 companies presenting insights and best practices in those sessions. More than a dozen of those customers and sponsors represent Fortune 100 companies. Shaquille O’Neal will serve as the celebrity keynote speaker.

A solutions showcase with over 50 booths offers participants a hands-on experience with the most advanced solutions available from NICE and its partners in Workforce Optimization, Fraud and Compliance, Sales Optimization, Customer Experience, Security, and more.

“Each of this year’s winners has demonstrated how NICE’s business solutions are able to drive measurable improvements across enterprises and security organizations,” said Barak Eilam, President of NICE Americas. “This year’s winners are leading firms in a broad range of industries, including financial services, cosmetics, security consulting, contact center outsourcing, and higher education, and we are proud to have the opportunity to provide them special recognition in front of so many industry peers at Interactions 2013.”

The recipients of the 2013 NICE Customer Excellence Awards are:

•	Business Impact – driving measurable improvements to support overarching business goals
o	ADT Security Services
•	Customer Experience – enhancing customer service across all interactions
o	The Home Depot and Cincinnati Bell
•	Implementation – innovative and effective deployment of NICE’s solutions
o	Marsh Consumer
•	Security – leveraging NICE’s Security portfolio to improve safety, security, and operations
o	University of Chicago
•	Portfolio Award – leveraging a wide array of NICE’s Customer Interaction solutions to impact every interaction and optimize business performance
o	Arbonne, Itaucard, and SunTrust Bank

Among some of the outstanding achievements:

•	ADT achieved annual savings of $1.9 million and increased the proficiency of their Customer Care and Loyalty representatives by seven percent.
•
The Home Depot drastically improved its quality metrics, driving $10.8 million of additional revenue and realizing a 27 percent decrease in Average Handle Time and a 15 percent improvement in Net Promoter Score.

•
Marsh Consumer succeeded in eliminating 75 percent of scheduling-related email traffic, achieving quick ROI due to increased automation, and aligning staffing with business processes by upgrading its system to NICE IEX Workforce Management Release 4.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.